Filed by Occam Networks, Inc.

Commission File No. 001-33069

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

The following is the script of a conference call held on September 21, 2010 related to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

OCCAM NETWORKS CALL TO CUSTOMERS REGARDING CALIX’S PROPOSED ACQUISITION OF OCCAM NETWORKS

Script
Date:	September 21, 2010
9:00 a.m. PT
Participants:	Bob Howard-Anderson – Occam Networks President and CEO and Juan Vela – Director Solutions Marketing and Strategy

Time	Actor	Script

9:00am	Juan Vela

Thank you for joining the Occam Networks call to its customers regarding Calix’s proposed acquisition of Occam Networks. My name is Juan Vela, Director of Solutions Marketing and Strategy for Occam Networks.

At this time all participants are in a listen-only mode. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions)

Any other logistical items (e.g., caller mute, etc.)

Time	Actor	Script

Juan Vela

This conference call contains forward-looking statements, which are based on management’s current expectations, estimates and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this call include statements about the timing of completion of the acquisition; future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the transaction;  the ability to integrate platforms and products; the ability to broaden the Calix Unified Access portfolio; the ability to accelerate innovation and accelerate opportunities for customers; plans to combine support and service resources and expand its direct sales engagement model; and other statements regarding the proposed transaction. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; failure of the transaction to be consummated because the parties fail to satisfy other conditions to closing; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s and Occam Networks’ filings with the SEC.  These forward-looking statements speak only as of today’s date.  Calix and Occam Networks are under no obligation to update their forward-looking statements whether as a result of new information, future events, or otherwise.

Time	Actor	Script

Although this call may be replayed as of a later date, its continued availability does not indicate that we are reaffirming or confirming any of the information contained in the live conference call today.

This conference call will be available for audio replay in the Investor Relations section of Occam’s web site at occamnetworks.com/aboutus/investor/.

I’d now like to turn the call over to Bob Howard-Anderson.

	Bob Howard-Anderson	Thank you, Juan.

Intro – Today’s webinar is meant to provide details of the proposed acquisition of Occam Networks by Calix.  While we have some prepared statements and a few slides that we’d like to cover, I intend to devote the bulk of our time to answer any questions you might have.  While I may not have the details to answer every single product roadmap or business question, I will commit to keeping you informed of the plans and events leading to the pending acquisition.  As always, I’m always available to take a call from any of you should you have any questions after the conclusion of today’s webinar.

Forward looking statement – I’d present this as you normally do.  If you want to point people to our website, they can review the public announcement of the deal which includes details of the proposed transaction.

Straightforward recap of the transaction.  I’d focus on the following key messages:

•        The proposed acquisition is still pending.  Occam and Calix will continue to operate as separate companies until the transaction has been completed which should happen sometime in Q4 or Q1 2011.

•        Our primary focus as a company is to make sure our customers succeed.  As such, we will continue to work to meet our commitments to the market as we operate as a standalone company.

•        Occam and Calix have agreed to develop transition plans that will enable us to quickly combine our resources on the street, at our development centers and in our support organizations to better meet the needs of our customers and consulting engineer partners.  However, until the deal is concluded, we can only plan for the transition.

To date, Occam and Calix have both focused on access in the North American ILEC market.  Our respective companies have taken different approaches to accomplish similar goals – to enable telcos to deliver advanced IP services over broadband access networks and help them win in the broadband market.

Over the years, our companies have innovated in a variety of ways.  Calix, with the assistance of the OSI acquisition a few years ago, focused their innovative efforts on FTTP and ONTs which are manifested in products such as the P-Series of ONTs.  The C7 platform is primarily geared towards enabling ILECs to provide newer broadband services over TDM and ATM and SONET networks and considering the fact that a there remains a large presence of SONET networks, the need for these kinds of platforms will continue, while setting the stage for IP/Ethenet transition.

Calix has recently introduced the E-Series platform and while it is Ethernet based, we have already heard from Calix that they expect to learn much from Occam about the design and deployment of Ethernet access networks.  The E-Series is still relatively new to the market and Occam and Calix share a number of common components that will lead to R&D synergies resulting in accelerated innovations for our customers.

So what does Occam bring to the table of this proposed acquisition?  For starters, we are the recognized leader in Ethernet access.  For the past decade, Occam has developed a foundation of intellectual property, experience in Ethernet network design, deployment and IP service delivery.  The BLC 6000 is a platform built with the premise that ILECs will ultimately arrive at Ethernet as the foundation for their access networks and as such, we have built a variety of innovative features that help you move broadband forward.  Features like IPSM – an advanced suite of service management features, VCA – a video traffic analyzer built into our BLCs.

Since the BLC 6000 has been used to deliver mission critical services since 2003, we’ve also developed pioneering capabilities like our Ethernet Protection Switching ring technology and Network Synchronization Protocol.  Collectively, our innovations in Ethernet networking and service assurance have established the BLC 6000 as a workhorse in over 380 service provider networks operating with over 3 million BLC ports.

Over the past few years, Occam has established itself as an innovative market leader in Active FTTP access.  Our BLCs and ONTs have led the movement to 1 Gbps to the home, business or mobile base station.  We’ve continued to innovate in FTTP by bringing GPON to the 1RU form factor and by making 10G aggregation and backhaul synonymous with FTTP.

It’s this experience, DNA for innovation and portfolio breadth that will ultimately complement the Calix solution set and lead to a stronger, focused company that will strive to accelerate the innovations for the next generation of broadband.  Our BLC 6000 footprint and the decade of Ethernet access experience are key drivers for the proposed acquisition and we trust we’ll be better equipped to help you succeed in your business endeavors.

As stated in the public record, Calix fully expects to integrate the BLC 6000 – also referred to as the B- Series – into the Unified Access architecture.  We expect that the BLC platform will co-exist on 10G Ethernet rings and be fully compatible with the combined portfolio of FTTH ONTs.  As both Calix and Occam are commited to accelerating the movement to fiber, we expect our respective ONTs to be compatible with a wider variety of OLTs ranging from the B-, C- and E- Series platforms.

We also expect the unified access architecture to facilitate the movement to make broadband ubiquitous.  While we believe FTTH to be the best technical option for the future of broadband, we acknowledge its not always the best business option.  As such, we expect our DSL and POTS solutions to continue to play a role in the unified access architecture.  In fact, Calix has already stated their desire to integrate our VoIP expertise in MGCP and SIP into the combined product line and we fully expect to leverage our common components in VDSL2 to accelerate the innovations in copper based broadband.

This leads us to one of the true strengths of the combined portfolio – an expanded, customer oriented interoperability program.  As more technology options come to the market, we feel the combined OPAN and Calix Compatible partner programs will benefit from the combined resources of our respective companies and should enable us to ensure the solutions we deliver work right the first time.

As stated earlier, we share a common vision with Calix – helping our customers succeed.  I won’t read all of the words on this slide but I would like to call your attention to a couple of key benefits of the proposed acquisition.

First:  We share a common set of technology components that will allow us to leverage development synergies into accelerated innovations to solve your access network challenges.  This wasn’t by design but it’s a benefit that should translate into accelerated execution of development plans.

Second:  Our customers select Occam as much for our people as for our technology.  The combined organization will foster a broader, more focused sales and support team that will result in closer relationships with our customers and partners.

It is this combination of Team/Talent and Technology/Products that we expect to form the basis for the new combined company accelerating our customers network future-proofing.

So, the combined company brings the following benefits:

•        Any service (IP or TDM), any customer (residence, business, MDU…), any location (CO, RT, mobile base station….), any technology (DSL, Active, GPON).

•        Occam brings expertise in VoIP – MGCP, SIP and combines with Calix TDM and H.248

•        Accelerated innovations resulting from synergies in development due to common components (DSPs, switch fabrics…)

•        More dollars in R&D

Benefits to customers – new innovations, new technologies from a unified access portfolio.  All done at an accelerated pace.

Key business benefits:

•        More resources in Interop and test – solutions work right the first so you can focus on expanding your business not repairing service or network outages

•        Expanded customer engagement model – you get the support you need when you need it

•        A larger, more focused company committed to helping you succeed in the race to secure broadband subscribers

A few commitments on how the BLC 6000 will fit into the unified access architecture:

•        The B-Series will integrate into 10G Ethernet rings that include C- and E-Series platforms

•        ONTs portfolios will be combined and compatible with B-, C- and E-Series platforms – meaning your investments in our BLC footprint will not be stranded

•        The B-Series will be integrated into the CMS management system which will be complemented by tools such as our OSSAN support engine

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Occam Networks and Calix with the SEC at the SEC’s web site at http://www.sec.gov.  The proxy statement/prospectus and other documents may also be obtained for free by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117 or by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954.

Participants in the Acquisition of Occam Networks

Occam Networks, Calix, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Calix’s proxy statement/prospectus when it is filed with the SEC.  Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occamnetworks.com.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words.  These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include statements about the timing of completing the acquisition, future results; benefits of the acquisition to stockholders, employees, customers and partners; the ability of the combined organization to broaden the Unified Access portfolio; platforms and roadmaps; the ability to increase innovation across an enhanced Unified Access portfolio; ability to expand sales and support coverage and enhance the customer engagement model; the ability to expand resources for innovation and execution; the ability to align the view of CSP and business model transformation; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date hereof.  Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.